# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Quantinuum Inc., CIK 0002110105
CUSIP: 74768A104
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 303 S Technology Court,, Broomfield,, Colorado (CO), 80021
Date of event which requires filing of this statement: 06/04/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002135683

## Reporting persons
- Cambridge Quantum Holdings Limited: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 82,884,823; sole dispositive power 0; shared dispositive power 82,884,823; aggregate amount beneficially owned 82,884,823 (71.6% of the class)
- CQ Invest I LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 531,720; sole dispositive power 0; shared dispositive power 531,720; aggregate amount beneficially owned 531,720 (1.6% of the class)
- Ilyas Khan: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 480,511; shared voting power 82,884,823; sole dispositive power 480,511; shared dispositive power 82,884,823; aggregate amount beneficially owned 83,365,334 (72% of the class)
- Waseem Shiraz: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 27,001; shared voting power 82,884,823; sole dispositive power 27,001; shared dispositive power 82,884,823; aggregate amount beneficially owned 82,911,824 (71.6% of the class)

## Item 1. Issuer
Name of issuer: Quantinuum Inc.
Address of issuer's principal executive offices: 303 S Technology Court, Broomfield, CO 80021

## Item 2. Person Filing
Name of person filing:
This statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

Cambridge Quantum Holdings Limited
CQ Invest I LLC
Ilyas Khan
Waseem Shiraz
Address of principal business office or, if none, residence: c/o Cambridge Quantum North America Holdings, LLC, 1300 N 17th Street, Suite 530, Arlington, VA 22209
Citizenship: Cambridge Quantum Holdings Limited is organized under the laws of the Cayman Islands. CQ Invest I LLC is organized under the laws of the State of Delaware. Each of Ilyas Khan and Waseem Shiraz is a citizen of the United Kingdom.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the date of this statement, (i) Cambridge Quantum Holdings Limited directly holds 82,353,103 Common Units and a corresponding number of shares of Class B common stock of the Issuer, representing approximately 71.5% of the Issuer's Class A common stock assuming the conversion of Common Units and shares of Class B common stock on a one-to-one basis, and (ii) CQ Invest I LLC directly holds 531,720 common units of Quantinuum Holdings, LLC (the "Common Units") and a corresponding number of shares of Class B common stock of the Issuer, representing approximately 1.6% of the Issuer's Class A common stock assuming the conversion of Common Units and shares of Class B common stock on a one-to-one basis.

Each Common Unit (together with a corresponding share of Class B common stock) is exchangeable for one share of Class A common stock of the Issuer (or, at the Issuer's election, cash). Cambridge Quantum Holdings Limited is the administrative manager of CQ Invest I LLC, and has the right to manage, control and conduct the affairs and operations of CQ Invest I LLC. Cambridge Quantum Holdings Limited is managed by a board of directors, which is composed of Ilyas Khan and Waseem Shiraz, who have the power to vote or direct the vote of, and power to dispose or to direct the disposition of, the shares and units held by CQ Invest I LLC. Mr. Khan, including entities controlled by him, is the controlling shareholder of Cambridge Quantum Holdings Limited. Mr. Khan and Mr. Shiraz disclaim beneficial ownership of the securities that may be deemed to be beneficially owned by Cambridge Quantum Holdings Limited and CQ Invest I LLC, except to the extent of their respective pecuniary interest therein.

As of the date of this statement, Ilyas Khan directly owns 480,511 shares of Class A common stock in his personal capacity and the other Reporting Persons are not deemed beneficial owners of these securities. As of the date of this statement, Waseem Shiraz directly owns 27,001 shares of Class A common stock in his personal capacity and the other Reporting Persons are not deemed beneficial owners of these securities.

The percentage of ownership is based on (i) 32,862,895 shares of Class A common stock and (ii) 82,884,823 shares of Class A common stock beneficially owned by the Reporting Persons, issuable upon conversion as set forth above, as reported by the Issuer in its prospectus dated June 3, 2026.
Percent of class: See Item 4(a) hereof.
Sole power to vote or to direct the vote: See Item 4(a) hereof.
Shared power to vote or to direct the vote: See Item 4(a) hereof.
Sole power to dispose or to direct the disposition: See Item 4(a) hereof.
Shared power to dispose or to direct the disposition: See Item 4(a) hereof.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2(a) hereof.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: Not Applicable.

## Signatures
- Cambridge Quantum Holdings Limited: /s/ Waseem Shiraz, Waseem Shiraz/Director (06/22/2026)
- CQ Invest I LLC: /s/ Waseem Shiraz, Waseem Shiraz/Director (06/22/2026)
- Ilyas Khan: /s/ Ilyas Khan, Ilyas Khan (06/22/2026)
- Waseem Shiraz: /s/ Waseem Shiraz, Waseem Shiraz (06/22/2026)
Comment: Exhibit A, Joint Filing Agreement, dated as of June 22, 2026.